UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

   ANNOUNCEMENT

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION INTO OR IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

OTE ANNOUNCES SUCCESSFUL COMPLETION

OF EURO 500 MILLION BOND ISSUANCE

Αthens, April 5, 2011 – Hellenic Telecommunications Organization SA (ASE: HTO, OTC MARKET: HLTOY), the Greek full-service telecommunications provider, announces that it successfully completed yesterday the bookbuilding process for the issue of Euro 500 million, 3-year Fixed Rate Notes with an annual coupon of 7.250%. The issue was oversubscribed 3.6 times, with the demand set at an amount in excess of Euro 1.8 billion.

The Notes will be issued by OTE Plc and will be fully and unconditionally guaranteed by Hellenic Telecommunications Organization SA (OTE SA) under its Euro 6.5 billion Global Medium Term Note Programme. All necessary actions will be taken for the Notes to be listed on the Luxembourg Stock Exchange. Settlement is expected to occur on April 08, 2011.

Alpha Bank, BNP Paribas, EFG Eurobank, HSBC Bank plc and Morgan Stanley acted as joint bookrunners.

Kevin Copp, CFO of OTE Group, commented on this deal:

“We are delighted with the outcome of this transaction. OTE has once again demonstrated its ability to access the debt capital markets on a standalone basis.  The positive response from a wide range of bond investors, both from across Europe and further afield has been really encouraging. This was a very important transaction for OTE, as we begin the refinancing of 2012 maturities and builds on our recent success in negotiating a new Euro 900m bank facility”.

This bond is the first new benchmark issue to be issued by a Greek corporate in the past 17 months, and followed the affirmation of OTE's credit ratings at Baa3 and BB by Moody's and S&P respectively.  OTE's current ratings profile on the one hand reflects the challenges of its current operating environment, while on the other it reflects the strength of OTE's business profile and the ongoing efforts to reduce operating costs and improve cashflow generation, in order to improve the financial condition of OTE for the long term.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO. Following OTE’s delisting from NYSE, OTE ADSs (American Depositary Shares) trade in the OTC (Over The Counter) market under the ticker HLTOY. OTE continues to report to SEC.

Additional Information is also available on http://www.ote.gr

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2009 filed with the SEC on June 7, 2010. OTE assumes no obligation to update information in this release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: April  5,  2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER